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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A
                                (AMENDMENT NO. 3)
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         CONSO INTERNATIONAL CORPORATION
                         -------------------------------
                              (Name of the Issuer)

                         CONSO INTERNATIONAL CORPORATION
                               CIC ACQUISITION CO.
                           CIC ACQUISITION SUB, INC.
                                 J. CARY FINDLAY
                       ----------------------------------
                       (Name of Persons Filing Statement)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                   20854R 10 5
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                 J. Cary Findlay
                         Conso International Corporation
                             513 North Duncan Bypass
                           Union, South Carolina 29379
                             Telephone 864/427-9004
                                   Copies to:
J. Norfleet Pruden, III                           Geoffrey W. Levin
Kennedy Covington Lobdell & Hickman, LLP          Kirkland & Ellis
Bank of America Corporate Center, Suite 4200      Citicorp Center
100 North Tryon Street                            153 East 53rd Street
Charlotte, North Carolina 28202-4006              New York, New York 10022-4675
Telephone 704/331-7442                            Telephone 212/446-4904


--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf Of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Calculation Of Filing Fee
         Transaction Valuation(1)                  Amount Of Filing Fee
         ------------------------                  --------------------
               $66,928,500                              $13,385.70

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:        $13,385.70
Filing party:                  Conso International Corporation
Form or registration no.:      Schedule 14A - Preliminary Proxy Statement
Date filed:                    October 20, 1999

(1) Pursuant to Exchange Act Rule 0-11(b), 7,436,500 shares of Common Stock of the Issuer are valued at $9.00 per share, based upon cash merger consideration per share.


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                                INTRODUCTORY NOTE

         This Amendment No. 3 (the "Final Amendment") to the Transaction Statement on Schedule 13E-3 relates to the merger (the "Merger") of CIC Acquisition Sub, Inc., a South Carolina corporation ("Acquisition Sub"), with and into Conso International Corporation, a South Carolina corporation (the "Company"), pursuant to the Merger Agreement dated as of October 5, 1999 (the "Merger Agreement"), by and among the Company, Acquisition Sub and CIC Acquisition Co., a Delaware corporation ("Parent"), and the related Plan of Merger (the "Plan of Merger"). In the Merger, certain shares of the Company's Common Stock held by J. Cary Findlay, the Company's Chairman, President and Chief Executive Officer, were converted into common stock and preferred stock of the surviving corporation.

         This Final Amendment amends the Schedule 13E-3 filed by such parties with the Securities and Exchange Commission on October 20, 1999, as amended on December 8, 1999 and February 4, 2000. All information below should be read in conjunction with the information contained or incorporated by reference in the
Schedule 13E-3, as previously amended. This Final Amendment is filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the consummation of the Merger on March 6, 2000.

ITEM 4.  TERMS OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by adding the following:

         On March 6, 2000, the Merger became effective by filing Articles of Merger (which included the Plan of Merger attached as Exhibit A to the Merger Agreement) with the Secretary of State of South Carolina, whereupon Acquisition Sub was merged with and into the Company.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 6 is hereby amended and supplemented as follows by adding the following:

         On March 6, 2000 the Company entered into a Revolving Credit and Term Loan Agreement (the "Credit Agreement") with the lenders from time to time party thereto, SunTrust Bank, as agent, as security agent, as issuing bank and as swingline lender, GMAC Commercial Credit LLC, as syndication agent, and Heller Financial, Inc., as documentation agent. The Credit Agreement provides for a term A loan facility of $25.0 million, a term B loan facility of $30.0 million and a revolving credit facility of up to $15.0 million (collectively, the "Loans"). The term A loan facility and the revolving credit facility mature December 31, 2004, and the term B loan facility matures December 31, 2006. The Loans bear interest, at the Company's option, at a base rate plus an applicable margin or at a LIBOR rate plus an applicable margin. The applicable margin ranges from .50% to 2.75% for base rate loans and from 2.00% to 4.25% for LIBOR loans, in each case depending on the Company's ratio of total funded debt to adjusted EBITDA.

         The Credit Agreement contains covenants that restrict the Company's ability to, among other things, (a) incur indebtedness, (b) grant liens, (c) consummate mergers,

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consolidations, acquisitions and asset sales, (d) make investments or loans, (e)
enter into certain leases, (f) engage in transactions with affiliates and (g) make certain restricted payments or capital expenditures. The Company's obligations with respect to the Loans are secured by a security interest in all of the Company's and its domestic subsidiaries' U.S. properties and assets and by a pledge of the capital stock of the Company's operating subsidiaries.

         On March 6, 2000 borrowings of $61,420,257 bearing interest at rates of 10.5% and 11.0% were outstanding under the Credit Agreement.

         On March 6, 2000, the Company also entered into a Subordinated Note and Warrant Purchase Agreement (the "Note and Warrant Purchase Agreement") with SunTrust Banks, Inc., The Lincoln National Life Insurance Company and Lincoln National Income Fund, Inc., pursuant to which it issued $20.0 million in subordinated notes and warrants to purchase shares of common stock and preferred stock. The subordinated notes are unsecured, bear interest at 12.0% per annum, mature March 5, 2008 and are subordinated to certain designated senior indebtedness. The warrants are subject to a 50% reduction if the subordinated notes are repaid prior to June 5, 2001.

         The terms and conditions of the Credit Agreement and the Note and Warrant Purchase Agreement are substantially similar to the senior and subordinated debt financing commitments previously obtained by Acquisition Sub from SunTrust Bank and SunTrust Banks, Inc. Copies of the Credit Agreement and the Note and Warrant Purchase Agreement are attached as Exhibits (a)(3) and
(a)(4) and are incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

         Item 16 is amended and supplemented by adding the following:

         The Merger Agreement and the related Plan of Merger were approved and adopted by the shareholders of the Company at a Special Meeting commenced on January 18, 2000 and reconvened on February 24, 2000.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         Item 17 is amended and supplemented by adding the following:

(a)(3) Revolving Credit and Term Loan Agreement dated as of March 6, 2000 by and among the Company, the lenders from time to time party thereto, SunTrust Bank, as agent, as security agent, as issuing bank and as swingline lender, GMAC Commercial Credit LLC, as syndication agent, and Heller Financial, Inc., as documentation agent.

(a)(4) Subordinated Note and Warrant Purchase Agreement dated as of March 6, 2000 by and among Acquisition Sub, the subsidiary guarantors party thereto, SunTrust Banks, Inc., The Lincoln Life Insurance Company and Lincoln National Income Fund, Inc.



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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 13, 2000         CONSO INTERNATIONAL CORPORATION


                              By:  /s/ J. Cary Findlay
                                 ---------------------------------------
                              Name:    J. Cary Findlay
                              Title:   Chairman, President and Chief Executive
                                       Officer


                              CIC ACQUISITION CO.


                              By:  /s/ Michael Bradley
                                 ---------------------------------------
                              Name:    Michael Bradley
                              Title:   Vice President


                              /s/ J. Cary Findlay
                              ------------------------------------------------
                              J. CARY FINDLAY




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                                  EXHIBIT INDEX


Exhibit           Exhibit
Number            Description
-------           -----------

(a)(3) Revolving Credit and Term Loan Agreement dated as of March 6, 2000 by and among the Company, the lenders from time to time party thereto, SunTrust Bank, as agent, as security agent, as issuing bank and as swingline lender, GMAC Commercial Credit LLC, as syndication agent, and Heller Financial, Inc., as documentation agent (filed herewith).

(a)(4) Subordinated Note and Warrant Purchase Agreement dated as of March 6, 2000 by and among Acquisition Sub, the subsidiary guarantors party thereto, SunTrust Banks, Inc., The Lincoln Life Insurance Company and Lincoln National Income Fund, Inc. (filed herewith)